Exhibit 2.02

AMENDMENT NO. 1 TO THE
PURCHASE AGREEMENT

Amendment No. 1 (this “Amendment”), dated as of September 7, 2004, is made by and among Automated Securities Clearance, Ltd., a New Jersey corporation, Toll Associates LLC, a Delaware limited liability company, The Nasdaq Stock Market, Inc., a Delaware corporation, and SunGard Data Systems, Inc., a Delaware corporation.

WHEREAS, the parties hereto have entered into the Purchase Agreement, dated May 25, 2004 (the “Purchase Agreement”); and

WHEREAS, in accordance with Section 12.4 of the Purchase Agreement, the parties hereto desire to make certain amendments to the Purchase Agreement.

NOW, THEREFORE, in consideration of the mutual agreements, covenants, representations and warranties set forth herein, and for other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, and intending to be legally bound hereby, the parties hereto agree as follows:

1.             Capitalized Terms.  Capitalized terms used herein without definition shall have the meanings assigned to such terms in the Purchase Agreement.

2.             Amendments.  The Purchase Agreement is hereby amended as set forth in this Section 2:

a.             Section 1 of the Purchase Agreement is hereby amended by adding the following as Sections 1.130, 1.131, 1.132, 1.133 and 1.134:

1.130.  “Brut’s Certified Cash Assets”shall have the meaning given that term in Section 7.2.5.

1.131.  “Estimated Seller’s Assets” shall have the meaning given that term in Section 7.2.5.

1.132.  “Excess Seller’s Asset Value”shall have the meaning given that term in Section 2.4.

1.133.  “Outstanding Checks Amount” shall have the meaning given that term in Section 7.2.5.

1.134.  “Sale Bonus Amount” means the dollar amount of the sum of each of the sale bonus amounts set forth on Schedule A attached hereto.”

b.             Section 1.105 of the Purchase Agreement is hereby deleted in its entirety and replaced with the following:

“1.105.  “Seller’s Assets” means, without duplication, Brut’s Cash Assets plus its prepaids and cash deposits plus BEL’s Cash Assets.”

c.             Section 2.2 of the Purchase Agreement is hereby deleted in its entirety and replaced with the following:

“2.2.  Purchase Price.  The total purchase price for the Membership Interests (the “Purchase Price”) shall be (a) a cash payment in the amount of (i) One Hundred Ninety Million Dollars ($190,000,000), plus (ii) the dollar amount of the Estimated Seller’s Assets, minus (iii) the Sale Bonus Amount (collectively, the “Closing Payment”), which shall be payable to Seller at Closing, plus (b) a cash payment equal to the Excess Seller’s Asset Value, if any, which shall be payable to Seller in accordance with Section 2.4, plus (c) a cash payment equal to the Working Capital Excess, if any, which shall be payable to Seller in accordance with Section 2.5, minus (d) a cash payment equal to the Working Capital Deficit, if any, which shall be payable to Buyer in accordance with Section 2.5.”

d.             The phrase “as of the Closing Date (“Closing Balance Sheet”)” in Section 2.3 of the Purchase Agreement is hereby deleted and replaced with the phrase “as of 11:59 p.m., New York City time, on the day immediately preceding the Closing Date (“Closing Balance Sheet”)”.

e.             Section 2.4 of the Purchase Agreement is hereby deleted in its entirety and replaced with the following:

“2.4.  Seller’s Asset Value.  To the extent that the aggregate dollar amount of Seller’s Assets reflected on the Closing Balance Sheet (the “Seller’s Asset Value”) exceeds the dollar amount of the Estimated Sellers’ Assets (the “Excess Seller’s Asset Value”), such Excess Seller’s Asset Value shall represent on a dollar for dollar basis the Purchase Price component payable by Buyer pursuant to Section 2.2(b).  The amount of the Excess Seller’s Asset Value shall be paid by Buyer to Seller in cash within ten (10) business days after the Working Capital Statement is ultimately finalized in accordance with Section 2.5.1.”

f.              Section 2.5 of the Purchase Agreement is hereby deleted in its entirety and replaced with the following:

“2.5.  Working Capital Adjustment.  The Purchase Price component payable by Buyer pursuant to Section 2.2(c) shall be equal to the amount by which (a) Brut’s consolidated working capital, assuming there is no Seller’s Asset Value, as of 11:59 p.m., New York City time, on the day immediately preceding the Closing Date (i.e., current Assets less Seller’s Assets and current liabilities, each as reflected on the Closing Balance Sheet) exceeds (b) Brut’s consolidated working capital, assuming there is no Seller’s Asset Value, as of December 31, 2003 (i.e., current Assets less Seller’s Assets and current liabilities, each as reflected on the Latest Audited Balance Sheet) (“Working Capital Excess”).  The Purchase Price component payable by Seller pursuant to Section 2.2(d) shall be equal to (a)(i) the amount by which Brut’s consolidated working capital, assuming there is no Seller’s Asset Value, as of December 31, 2003 (i.e., current Assets less Seller’s Assets and current liabilities, each as reflected on the Latest Audited Balance Sheet) exceeds (ii) Brut’s consolidated working capital, assuming there is no Seller’s Asset Value, as of 11:59 p.m., New York City time, on the day immediately preceding the Closing Date (i.e., current Assets less Seller’s Assets and current liabilities, each as reflected on the Closing Balance Sheet) plus (b) the amount by which the Estimated Seller’s Assets exceeds the Seller’s Asset Value (the sum of the foregoing clause (a) and clause (b), “Working Capital Deficit”).  In no event shall any of the Sale Bonus Amount be included as a liability on the Closing Balance Sheet for purposes of calculating the working capital adjustments described in this Section 2.5.”

g.             The phrase “Buyer agrees that beginning on the date following the Closing Date” in Section 2.9(a) of the Purchase Agreement is hereby deleted and replaced with the phrase “Buyer agrees that beginning on the Closing Date” and the phrase “as of the Closing Date” in Section 2.9(a) of the Purchase Agreement is hereby deleted and replaced with the phrase “as of 11:59 p.m., New York City time, on the day immediately preceding the Closing Date”.

h.             Section 5 of the Purchase Agreement is hereby amended by adding the following as Section 5.12:

“5.12.  Sale Bonus.  Buyer shall cause Brut within thirty (30) days after the Closing to pay each employee listed on Schedule A attached hereto the amount set forth next to such employee’s name on Schedule A attached hereto (net of applicable withholding Taxes) in accordance with the terms of the Sale Bonus Agreement between Parent and such employee.”

i.              Section 7.1 shall be amended by inserting the following sentence at the end of such section: “The Closing shall take effect at 12:01 a.m., New York City time, on the Closing Date.”

j.              Section 7.2.5 of the Purchase Agreement is hereby deleted in its entirety and replaced with the following:

“Section 7.2.5.  Cash Asset Certification.  A certificate, in form and substance satisfactory to Buyer, dated the Closing Date and duly executed by the President and Chief Financial Officer of each Toll Entity, certifying as to the amount of total Cash Assets of each Toll Entity as of 11:59 p.m., New York City time, on the day immediately preceding the Closing Date, together with supporting bank statements as to account balances and similar documentation; provided, that for purposes of this Section 7.2.5, the certificate of Brut shall certify as to the amount, as of 11:59 p.m., New York City time, on the day immediately preceding the Closing Date, of (a) total Cash Assets of Brut and BEL in their respective bank accounts (“Bank Held Cash”), (b) Brut’s total cash deposits with NSCC and Merrill Pro (“NSCC/Merrill Deposits” and together with Bank Held Cash, “Brut’s Certified Cash Assets”), in the case of each of clause (a) and clause (b), together with supporting bank statements as to account balances and/or similar documentation, (c) the good faith estimate of the aggregate dollar amount of Brut’s outstanding checks and electronic payments (“Outstanding Checks Amount”), together with supporting documentation and reasonable detail, and (d) Brut’s Certified Cash Assets less the Outstanding Checks Amount (“Estimated Seller’s Assets”).”

k.             Each occurrence of the phrase “the Closing Date” in Section 9.1 of the Purchase Agreement is hereby deleted and replaced with the phrase “the day immediately preceding the Closing Date”.

l.              The final occurrence of the phrase “the Closing Date” in Section 9.2 of the Purchase Agreement is hereby deleted and replaced with the phrase “the day immediately preceding the Closing Date”.

m.            The phrase “after the Closing Date” in Section 9.3 of the Purchase Agreement is hereby deleted and replaced with the phrase “on or after the Closing Date”.

n.             The first occurrence of the phrase “the Closing Date” in Section 9.4 of the Purchase Agreement is hereby deleted and replaced with the phrase “the day immediately preceding the Closing Date” and the final occurrence of the phrase “after the Closing Date” is hereby deleted and replaced with the phrase “on or after the Closing Date”.

o.             Section 9.5 of the Purchase Agreement is hereby deleted in its entirety and replaced with the following:

“9.5.  Tax Indemnity.

(a)           Seller shall indemnify and hold harmless Buyer Indemnities from and against:

(i)            any Taxes of each of the Toll Entities arising with respect to any period ending on or before the day immediately preceding the Closing Date and the portion of any other period ending on the day immediately preceding the Closing Date;

(ii)           any Taxes or Losses incurred or suffered by Buyer as a result of or arising out of any breach or any representation or warranty of Seller contained in Section 3.15;

(iii)         any Taxes imposed on Brut Inc as a member of the “affiliated group” (within the meaning of Section 1504(a) of the Code) of which Seller (or any predecessor or successor thereof) is the common parent that arises under Treasury Regulation Section 1.1502-6(a) and any similar provisions under state or local Law including Brut Inc as a member in a “unitary business” as that term has been defined in U.S. Supreme Court jurisprudence;

(iv)          the breach by Seller or the failure by Seller to perform (or cause to have performed) any of the covenants made by it or agreements entered into contained in this Section 9; and

(v)            any Taxes or Losses incurred or suffered by the Buyer Indemnitees as a result of the application of Section 280G(a) or Section 4999(a) of the Code to any Sale Bonus Amount or any other payment made pursuant to any agreement with Seller or its Affiliates that may be deemed a “parachute payment” within the meaning of Section 280G(b)(2) of the Code (collectively, “Seller Parachute Payments”), provided, however, that the indemnity provisions of this Section 9.5(a)(v) shall only be applicable if Section 280G(a) or Section 4999(a) of the Code would apply solely to the Seller Parachute Payments, without aggregation of any “parachute payments” made pursuant to any agreement with Buyer (other than this Agreement).

(b)           Notwithstanding any other provision of this Agreement to the contrary, the obligations of the parties set forth in this Section 9 shall: (i) remain in full force and effect until thirty (30) days following the expiration of the applicable statute of limitations (taking into account all extensions thereof); and (ii) not be subject to Section 10.  In the event of a conflict between this Section 9 and any other provision of this Agreement, this Section 9 shall govern and control.”

3.             Counterparts.  This Amendment may be executed in any number of counterparts, each of which when so executed and delivered shall be an original hereof.

4.             Modifications.  No amendment or modification of this Amendment shall be effective unless in writing and signed by the party against whom enforcement is sought.

5.             Controlling Law.  THIS AMENDMENT IS MADE UNDER, AND SHALL BE CONSTRUED AND ENFORCED IN ACCORDANCE WITH, THE LAWS OF THE STATE OF DELAWARE

APPLICABLE TO AGREEMENTS MADE AND TO BE PERFORMED SOLELY THEREIN, WITHOUT GIVING EFFECT TO PRINCIPLES OF CONFLICTS OF LAW.

6.             Miscellaneous.  Except as specifically provided in this Amendment, this Amendment shall not be deemed to amend or alter any other terms, obligations or conditions set forth in the Purchase Agreement or any of the documents referred to therein.  Wherever the Purchase Agreement is referred to in the Purchase Agreement or in any other agreements, documents, instruments, certificates, such reference shall be to the Purchase Agreement as amended hereby. Except as expressly amended hereby, the terms and conditions of the Purchase Agreement shall continue in full force and effect.

IN WITNESS WHEREOF, the parties hereto have executed this Amendment as of the date first written above.

THE NASDAQ STOCK MARKET, INC.

By:	/s/ Adena T. Friedman
Name: Adena T. Friedman
Title: Executive Vice President

TOLL ASSOCIATES LLC

By:	/s/ Richard C. Tarbox
Name: Richard C. Tarbox
Title: Vice President

AUTOMATED SECURITIES CLEARANCE, LTD.

By:	/s/ Richard C. Tarbox
Name: Richard C. Tarbox
Title: Vice President

SUNGARD DATA SYSTEMS, INC.

By:	/s/ Richard C. Tarbox
Name: Richard C. Tarbox
Title: Sr. Vice President-Corporate Development